Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441
Telephone (415) 856-7000
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Internet www.paulhastings.com
October 4, 2005
VIA EDGAR CORRESPONDENCE FILING
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Kayne Anderson MLP Investment Company File Nos. 333-123595 and 811-21593
Sir or Madam:
On behalf of Kayne Anderson MLP Investment Company (the “Fund”), attached please find the following for filing with the Securities and Exchange Commission (the “Commission”): the Fund’s pre-effective amendment number 4 to its registration statement on Form N-2 with respect to the Fund’s issuance of common stock.
In addition, we offer the following further responses to the comments of Christian T. Sandoe of the Commission’s staff in a letter dated May 11, 2005, and in subsequent telephone conversations with Mr. Sandoe and certain of the Commission’s accounting staff (together, the “SEC Reviewers”), regarding the Fund’s registration statement filed with the Commission on March 25, 2005 and pre-effective amendment numbers 1, 2 and 3 to such registration statement filed on May 17, 2005, August 22, 2005 and September 30, 2005, respectively (collectively, the “Registration Statement”). These responses supplement our responses provided to the Commission in our letters dated May 16, 2005, August 19, 2005 and October 3, 2005 (the “Prior Letters”).
In particular, these comments respond to the comments the SEC Reviewers made during a telephone conversation on October 4, 2005, and reference changes reflected in the Fund’s pre-effective amendment number 4 to the Registration Statement attached hereto. For your convenience, where necessary we have reproduced the oral comments of the SEC Reviewers as accurately as possible.
PROSPECTUS – Fees and Expenses:
1.	Comment: In footnote 6 on page 14, please insert the word “unrealized” before the word “gains” in the third to the last line of the footnote.

Securities and Exchange Commission
October 4, 2005

Response: The requested change has been made (and the corresponding change made to footnote 4 on page 15).
2.	Comment: Please explain why the sum of the annualized current income tax expense and annualized deferred income tax expense, which amounts appear at the end of footnotes 5 and 6 on page 14, does not equal the difference between the Ratio of Expenses to Average Net Assets (inclusive of taxes) less the Ratio of Expenses to Average Net Assets (exclusive of taxes) for the six months ended May 31, 2005 as such ratios appear on page 16.

Response: The annualized current and deferred income tax expense figures in footnotes 5 and 6 on page 14 are based on net assets calculated on a pro forma basis, taking into account the estimated proceeds of the offering, which lowers the overall expense ratio. The Ratios of Expenses to Average Net Assets (both inclusive and exclusive of taxes) for the six months ended May 31, 2005 on page 16 are annualized figures based on average net assets that do not include the estimated proceeds of the offering. Disclosure has been added in footnotes 5 and 6 on page 14 (and to the corresponding footnotes 3 and 4 on page 15) to clarify that these calculations give effect to the estimated offering proceeds.
PROSPECTUS – Financial Highlights:
3.	Comment: The Total Investment Return Based on Net Asset Value for the 6 months ended May 31, 2005 (20.13%) on page 16 does not match with the SEC Reviewers’ calculations of that amount (approximately 8%). Please explain how this amount is calculated or adjust the amount accordingly.

Response: We have adjusted the amounts (in both columns) to better match the SEC Reviewers’ calculations (the amounts for this line item are no longer annualized) and we have noted in footnote 7 that the figures are not annualized.

4.	Comment: Please indicate on page 16 that the dividends may be distributive in nature as well as solely dividends.

Response: The Fund paid only dividends to the preferred stockholders during the relevant period (i.e., there were no return-of-capital distributions made to those stockholders). The dual dividend/distribution nature of the dividends for common stock in the table on page 16 has been reflected, and the footnote reference to footnote 5, regarding the characterization of dividends, has been moved to follow the line item description for the preferred stock and common stock.

5.	Comment: Section 19(a) of the Investment Company Act of 1940, as amended, requires that notifications be sent to stockholders regarding the source of dividends when the source is not from net income. Please confirm these notifications have been sent.

Securities and Exchange Commission
October 4, 2005

Response: The notifications are sent with each dividend declaration. Below is an example of the language included in the press release that is distributed with each such declaration:
Kayne Anderson MLP Investment Company (the “Company”) declared its quarterly dividend of $0.42 per share for the period June 1, 2005 to August 31, 2005. This represents an annualized dividend yield of 6.7% based on the initial offering price of $25.00 per share.
The dividend of $0.42 per share represents an increase of 1.2% from the prior quarter’s dividend and represents a 12.0% increase from the Company’s initial dividend rate. It is anticipated that a portion of this dividend will be treated as a return of capital. The final determination of the amount will be made in early 2006. The dividend will be payable on October 14, 2005 to common stockholders of record on October 5, 2005, with an ex-dividend date of October 3, 2005.
These press releases can be found on the Fund’s website at www.kaynemlp.com.
All other comments were addressed in our Prior Letters, and our responses remain the same.
* * * * * * * * * *
We believe that we have addressed fully the SEC Reviewers’ comments regarding the Registration Statement.
Please direct any inquiries regarding this filing to the undersigned at (415) 856-7041.

Very truly yours,
/s/ H. Sarah Whittington H. Sarah Whittington for PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosures

cc:	Kevin S. McCarthy (w/ enclosures) David J. Shladovsky, Esq. (w/ enclosures) David A. Hearth, Esq. (w/ enclosures) John A. MacKinnon, Esq. (w/ enclosures)